SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of June, 2004

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

For further information please contact:	COMPANY ANNOUNCEMENT
Unibanco Investor Relations Area
Unibanco - União de Bancos Brasileiros S.A.
Av. Eusébio Matoso, 891 – 15 th floor - São Paulo, SP 05423-901 - Brazil
Tel.: (55 11) 3097-1313
Fax: (55 11) 3813-6182 / 3097-4830
E-mail: investor.relations@unibanco.com
www.ir.unibanco.com

UNIBANCO ANNOUNCES THE ACQUISITION OF BNL DO BRASIL

( São Paulo , June 16 th , 2004 ) - Unibanco - União de Bancos Brasileiros S.A. (“Unibanco”) and Unibanco Holdings (“Unibanco Holdings”), as established in CVM Instruction 358/02, announce the acquisition, of the total capital of Banco BNL do Brasil (“BNL Brasil”), from Banca Nazionale del Lavoro S.p.A. (“BNL”). BNL will receive 1,000,000,000 of Units (one billion of Units) from Unibanco and Unibanco Holdings. Thus, after the conclusion of the transaction, BNL will own, directly and indirectly, 1.43% of Unibanco's capital.

BNL Brasil stockholders' equity to be incorporated by Unibanco was evaluated in R$ 178.5 million. BNL Brasil owns a credit portfolio of R$ 698.5 million further to a credit card and a consumer finance operation that includes some 107 thousand clients and 96 thousand cards issued.

The transaction also includes the creation of an Italian Desk at Unibanco, which will allow BNL and Unibanco to offer business opportunities and services to Italian companies in Brazil . BNL will second to Unibanco the Head of the Italian Desk.

The transaction is subject to the approval of the relevant regulatory authorities.

Unibanco – União de Bancos Brasileiros S.A. José Lucas Ferreira de Melo Investor Relations Director	Unibanco Holdings S.A. Geraldo Travaglia Filho Investor Relations Director

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Please note that the original Announcement is in Portuguese. In case of doubt the Portuguese version prevails.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 17, 2004

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Chief Financial Officer

By:	/S/ Israel Vainboim
Israel Vainboim Chief Executive Officer and Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.